RNS Total Voting Rights TOTAL VOTING RIGHTS UNILEVER PLC Released 17:13:06 01 June 2026 RNS Number : 5365G Unilever PLC 01 June 2026   01 June 2026   Unilever PLC Voting Rights and Capital Update   The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1. Unilever PLC's issued share capital as at 29 May 2026 consisted of 2,185,205,247 ordinary shares of 3 1/2p each. Of those ordinary shares, 18,463,459 were held as treasury shares and 239,520 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 29 May 2026, there were 2,166,502,268 shares with voting rights. The figure of 2,166,502,268 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.     This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2026 London Stock Exchange plc. All rights reserved.